UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 5, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 4, 2024, Yandex N.V. (the “Company”) entered into a definitive agreement with a purchaser consortium to sell all of the Company’s businesses in Russia and certain international markets, which remains subject to approval by the Company’s shareholders in addition to regulatory and third-party approvals, among others.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company, dated February 5, 2024, announcing that the Company has entered into a binding agreement to divest its Russia-based businesses.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 5, 2024	By:	/s/ Alexander balakhnin
Alexander Balakhnin
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated February 5, 2024, announcing that Yandex N.V. has entered into a binding agreement to divest its Russia-based businesses.